                    SECURITY ASSOCIATES INTERNATIONAL, INC.
                             ______________________

                      SUPPLEMENT NO. 1 DATED JULY 2, 1998
                       TO PROSPECTUS DATED APRIL 22, 1998


     On October 20, 1997, the Company commenced its offering of an aggregate of 2,000,000 shares of common stock, $.001 par value per share (the "Common Stock"), warrants to purchase up to 2,000,000 shares of Common Stock (the "Warrants") and 778,088 shares of Common Stock which may be offered for sale by certain selling stockholders (the "Selling Stockholders"). On April 22, 1998, an additional 1,000,000 shares of Common Stock were registered for sale by Selling Stockholders. As of July 1, 1998, 54,000 shares of Common Stock have been issued by the Company pursuant to this Prospectus. This Supplement No. 1 expands upon, amends, modifies and supersedes certain information contained in the Prospectus and must be read in conjunction with the Prospectus. Unless otherwise defined, capitalized terms used herein shall have the same meanings as in the Prospectus.

     1. The section of the Prospectus entitled "Business - Recent Central Station Acquisitions" is hereby supplemented as follows:

     Acquisition of Texas Security Central, Inc.

     On June 17, 1998, Security Associates International, Inc. ("SAI") purchased all of the outstanding capital stock of Texas Security Central, Inc., a Texas corporation ("TSC") from The Willis Tate, Jr. Charitable Remainder Unitrust for Southern Methodist University and Ray Hooker, who are unaffiliated with SAI and were the sole stockholders of TSC.

     The purchase price, which was based primarily on the recurring monthly revenue and arrived at by arm's length negotiations between the parties, was $6,846,000, which was paid in cash at closing. $4,450,000 of the purchase price was financed by drawing on SAI's existing credit facility with FINOVA Capital Corporation and the remainder of the purchase price was financed from SAI's general corporate funds. The acquisition will be accounted for under the purchase method for financial reporting purposes.

     TSC is a third-party alarm monitoring company serving approximately 65,000 alarm monitoring subscribers and approximately 400 independent alarm dealers from central monitoring stations located in Dallas, Texas, Houston, Texas and San Antonio, Texas. The acquisition will allow SAI to offer central monitoring services from a broader geographical base.

     Acquisition of the Monitoring Business of Fire Protection Services Corporation D/B/A Mountain Alarm

     On May 8, 1998, SAI purchased the monitoring business of Fire Protection Service Corporation, a Utah corporation, D/B/A Mountain Alarm ("Mountain").

     The purchase price, which was based primarily on the recurring monthly revenue and arrived at by arm's length negotiations between the parties, was $944,875, $674,875 of which was paid in cash at closing with the remainder of the purchase price paid in the form of 54,000 shares of SAI's Common Stock. The purchase price was financed from SAI's general corporate funds. The acquisition will be accounted for under the purchase method for financial reporting purposes.

     Mountain is a third-party alarm monitoring company serving approximately 7,800 alarm monitoring subscribers and approximately eight independent alarm dealers from a central monitoring station located in Ogden, Utah. The acquisition will allow SAI to offer central monitoring services from a broader geographical base.


     2. The Section of the Prospectus entitled "Management" is hereby supplemented as follows:

     HOWARD SCHICKLER, age 50, has served as General Counsel of the Company since January 3, 1997, was appointed Secretary of the Company on October 7, 1997 and Vice President on April 13, 1998. Before joining the Company, Mr. Schickler spent eight years with Sachnoff & Weaver, Ltd., a Chicago law firm. He became a member of that firm in 1994. Before embarking on his legal career, Mr. Schickler was employed in the investment field as an institutional fixed income sales representative for The First Boston Corporation, Morgan Stanley & Co., Blunt, Ellis and Loewi and E. F. Hutton & Co. and as a portfolio manager at MGIC Investment Corporation. Mr. Schickler has a B.A. degree from Brooklyn College, M.A. and M.B.A. degrees from The University of Wisconsin at Milwaukee and a J.D. degree from Northwestern University.

     3. The Section of the Prospectus entitled "Securities Covered By This Prospectus" is hereby supplemented as follows: After the seventh paragraph which begins "Sales by Selling Stockholders by means of this Prospectus..." the following paragraph is hereby added:

     Selling Stockholders may pledge the Common Stock to Bear Stearns Securities Corp. ("Bear Stearns") or to another broker as collateral for margin loans. In the event of a default by such a Selling Stockholder, Bear Sterns or such other broker may offer and sell the pledged shares of Common Stock in the manner described in this section of the Prospectus. Additionally, the Common Stock may be sold from time to time by pledgees, donees, transferees or other successors in interest, including but not limited to Bear Stearns.

                       "THESE ARE SPECULATIVE SECURITIES.
             SEE "RISK FACTORS" BEGINNING ON PAGE 5 FOR INFORMATION
              THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS."